SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 14D-1

              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                               (Amendment No. 3)
                               (Final Amendment)
                                      and

                                  SCHEDULE 13D


                         Under the Securities Exchange
                                  Act of 1934
                               (Amendment No. 3)

                               Huffman Koos Inc.
                           (Name of Subject Company)


                          HK Acquisition Company, Inc.
                          a wholly owned subsidiary of
                     Breuner's Home Furnishings Corporation
                                   (Bidders)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   000443221
                     (CUSIP Number of Class of Securities)

                               Michael H. Solomon
                     Breuner's Home Furnishings Corporation
                             7069 Consolidated Way
                          San Diego, California 92121
                                 (619) 549-8030
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   Copies to:
                            Edward R. Mandell, Esq.
                      Parker Chapin Flattau & Klimpl, LLP
                          1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 704-6000

 CUSIP No. 000443221


            This Amendment No. 3 (the "Final Amendment") amends and supplements the Statement on Schedule 14D-1 filed September 25, 1995 relating to the tender offer by HK Acquisition Company, Inc., a Delaware corporation (the "Purchaser") and a subsidiary of Breuner's Home Furnishings Corporation, a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Huffman Koos Inc., a Delaware corporation at $9.375 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 25, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Kidd, Kamm Equity Partners, L.P., a Delaware limited partnership ("KKEP"), is the beneficial owner of approximately 90% of the Common Stock of the Parent and, therefore, may be deemed to control the Purchaser. The general partner of KKEP is Kidd, Kamm Investments, L.P., a Delaware limited partnership ("Investments"). The general partner of Investments is Kidd, Kamm Investments, Inc., a Delaware corporation ("Kidd, Kamm"). This Final Amendment also constitutes Amendment No. 3 to the Statement on Schedule 13D filed September 28, 1995 by the Purchaser, the Parent and Kidd, Kamm. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase.

      On October 27, 1995, the Purchaser was merged with and into the Company, and the separate corporate existence of the Purchaser ceased. Therefore, this Final Amendment is being filed only by the Parent and Kidd, Kamm.

      Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase.

ITEM 5.     PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

      Item 5 is hereby amended and supplemented by the following additional information:

      The Parent has been informed that on October 30, 1995, following completion of the Merger, the Company filed with the Securities and Exchange Commission a Certification and Notice of Termination of Registration under
Section 12(g) of the Exchange Act on Form 15 with respect to the Shares. Additionally, the Parent has been informed that the Shares are no longer quoted for trading on the NASDAQ/NMS.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Item 6 is hereby amended and supplemented by the following additional information:

      The  Offer  expired at 12:00 noon, New York City time, on, Friday October
27,  1995.    Pursuant  to the Offer, 3,913,010 Shares were validly tendered by physical delivery of certificates, all







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 CUSIP No. 000443221


of which have been accepted for payment by the Purchaser, and 1,000 Shares have been tendered by Notices of Guaranteed Delivery, all of which will be accepted for payment and for which payment will be made as and when physical delivery of the related certificates and any other required documentation is made in accordance with the terms and conditions of the Offer. A copy of the Purchaser's press release announcing the completion of the Offer is annexed hereto as Exhibit(a)(10) and is incorporated herein by reference in its entirety.

      On October 27, 1995, the Purchaser was merged with and into the Company. The Company is the surviving corporation in the Merger and, as a result of the Merger, has become a wholly owned subsidiary of the Parent. Because the Purchaser had acquired more than 90% of the outstanding Shares pursuant to the Offer, the Merger was effected without a meeting of stockholders of the Company.

ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended and supplemented to add the following:

      (a)(10) Form of Press Release, dated October 27, 1995












 CUSIP No. 000443221


                                   SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 1995            BREUNER'S HOME FURNISHINGS CORPORATION


                                    By: /s/ Michael H. Solomon
                                    Name:  Michael H. Solomon
                                    Title: Chairman and Chief Executive
                                           Officer


                                    KIDD, KAMM EQUITY PARTNERS, L.P.
                                    By:  Kidd, Kamm Investments, L.P.
                                          (its general partner)
                                    By:  Kidd, Kamm Investments, Inc.
                                          (its general partner)


                                    By: /s/ Kurt L Kamm
                                    Name: Kurt L. Kamm
                                    Title: President











 CUSIP No. 000443221


                               INDEX TO EXHIBITS


  Exhibit
  Number                      Description


  (a)(10)        Form of Press Release, dated October 27, 1995.
















                          GEORGESON & COMPANY INC.


From:  Breuner's Home Furnishings Corporation    For Release:  IMMEDIATELY


                 CONTACT:          Information Agent

                                   Georgeson & Company

                                   (800) 223-2064


             BREUNER'S HOME FURNISHINGS CORPORATION COMPLETES
                    TENDER OFFER FOR HUFFMAN KOOS INC.



SAN DIEGO, California, (October 27, 1995) -- Breuner's Home Furnishings Corporation announced today that the previously announced tender offer by its wholly-owned subsidiary, HK Acquisition Company, Inc., for all shares of common stock of Huffman Koos Inc. (NASDAQ/NMS:HUFK) expired at 12:00 noon, New York City time, on Friday, October 27, 1995. Approximately 90% of the Common Stock of Breuner's is owned by Kidd, Kamm Equity Partners, L.P.

Breuner's Home Furnishings Corporation stated that it had been advised by First Chicago Trust Company of New York, the depositary for the tender offer, that 3,913,010 shares of common stock of Huffman Koos Inc. (over 99% of the outstanding stock of Huffman Koos Inc.) were validly tendered by physical delivery of certificates, all of which have been accepted for payment by HK Acquisition Company, Inc., and 1,000 shares of common stock have been tendered by notice of guaranteed delivery.

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